CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Autocallable Quarterly Review Notes due 2011	$31,173,000	$2,222.63

PROSPECTUS Dated December 23, 2008	Pricing Supplement No. 490 to
PROSPECTUS SUPPLEMENT	Registration Statement No. 333-156423
Dated December 23, 2008	Dated August 13, 2010
Rule 424(b)(2)

$31,173,000

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Notes

Autocallable Quarterly Review Notes due August 29, 2011
Based on the Performance of the S&P GSCITM Crude Oil Index – Excess Return

Unlike ordinary debt securities, the Autocallable Quarterly Review Notes due August 29, 2011 Based on the Performance of the S&P GSCITM Crude Oil Index – Excess Return, which we refer to as the notes, do not pay interest and do not guarantee the return of any principal at maturity.  If the index closing value on any of the first three review dates is at or above the specified call level, the notes will be automatically called for a cash payment based on the greater of the applicable contingent minimum return (as defined below) and the underlying index return (as defined below), subject to the applicable maximum payment (as defined below). If the notes are not called prior to maturity, you will receive at maturity for each note you hold an amount in cash that will vary depending on the index closing value on the final review date, and which may be significantly less than the stated principal amount of the notes and could be zero.  The notes are senior unsecured obligations of Morgan Stanley, and all payments on the notes are subject to the credit risk of Morgan Stanley.
•	The stated principal amount and original issue price of each note is $1,000.
•	We will not pay interest on the notes.
•
If, on any of the first three review dates, the index closing value is at or above 100% of the initial index value, which we refer to as the call level, the notes will be automatically called for an early redemption payment equal to $1,000 plus the product of (x) $1,000 and (y) the greater of (i) the applicable contingent minimum return as set out below and (ii) the underlying index return, subject to the applicable maximum payment as set out below:

º	First review date, November 22, 2010: the contingent minimum return of 2.00% and the maximum payment of $1,062.50 (corresponding to 106.25% of the stated principal amount)
º	Second review date, February 22, 2011: the contingent minimum return of 4.00% and the maximum payment of $1,125 (corresponding to 112.50% of the stated principal amount)
º	Third review date, May 23, 2011: the contingent minimum return of 6.00% and the maximum payment of $1,187.50 (corresponding to 118.75% of the stated principal amount)
The contingent minimum return for each review date was determined on August 13, 2010, the day we priced the notes for initial sale to the public, which we refer to as the pricing date.
•	At maturity, if the notes have not previously been called, you will receive for each note that you hold an amount of cash equal to:
º
if the index closing value on August 22, 2011, which we refer to as the final index value and the final review date, respectively, is at or above the call level: $1,000 plus the product of (x) $1,000 and (y) the greater of (i) the contingent minimum return of 8.00% and (ii) the underlying index return, subject to the maximum payment of $1,250 (corresponding to 125% of the stated principal amount),

º
if the final index value is lower than the call level but has not declined by more than 15% from the initial index value, which we refer to as the buffer amount: the $1,000 stated principal amount of the notes, or

º	if the final index value has declined by more than 15% from the initial index value: $1,000 + [$1,000 x (underlying index return + 15%) x downside leverage factor].
There is no minimum payment on the notes, and you could lose your entire investment.
•	The downside leverage factor is 1.17647
•	The final index value is the index closing value on the final review date, subject to postponement for non-index business days and certain market disruption events.
•	The underlying index return is the percentage change from the initial index value to the index closing value on the relevant review date, calculated as follows:
(index closing value – initial index value) / initial index value
•	The initial index value is 475.7716, which is the index closing value on the pricing date.
•
Investing in the notes is not equivalent to investing directly in the S&P GSCITM Crude Oil Index – Excess Return or the crude oil futures contracts that underlie the S&P GSCITM Crude Oil Index – Excess Return.

•	The notes will not be listed on any securities exchange.
•	The CUSIP number for the notes is 617482NA8. The ISIN for the notes is US617482NA84.
You should read the more detailed description of the notes in this pricing supplement. In particular, you should review and understand the descriptions in “Summary of Pricing Supplement” and “Description of Notes.”
The notes are riskier than ordinary debt securities.  See “Risk Factors” beginning on PS-9.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement is truthful or complete.  Any representation to the contrary is a criminal offense.

PRICE $1,000 PER NOTE

	Price to Public(1)	Fees and Commissions(2)	Proceeds to Issuer
Per note	$1,000	$10	$990
Total	$31,173,000	$194,130	$30,861,270

(1)
Certain fiduciary accounts will pay a purchase price of $990 per note, and the placement agents with respect to sales made to such accounts will forgo any fees. See “Description of Notes—Supplemental Information Concerning Plan of Distribution” in this pricing supplement.

(2)
J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A., acting as placement agents for the notes, will receive a fee from the issuer of $10 per $1,000 principal amount note, but will forgo any fees for sales to fiduciary accounts.  The total fees represent the amount that the placement agents will receive from sales to accounts other than such fiduciary accounts.  See “Description of Notes—Supplemental Information Concerning Plan of Distribution” in this pricing supplement for information about fees and commissions.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
JPMorgan
Placement Agent

For a description of certain restrictions on offers, sales and deliveries of the notes and on the distribution of this pricing supplement and the accompanying prospectus supplement and prospectus relating to the notes, see the section of this pricing supplement called “Description of Notes–Supplemental Information Concerning Plan of Distribution.”

No action has been or will be taken by us, the agents or any dealer that would permit a public offering of the notes or possession or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus in any jurisdiction, other than the United States, where action for that purpose is required.  Neither this pricing supplement nor the accompanying prospectus supplement and prospectus may be used for the purpose of an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

The notes have not been and will not be registered with the Comissão de Valores Mobiliários (The Brazilian Securities Commission).  The notes may not be offered or sold in the Federative Republic of Brazil  except in circumstances which do not constitute a public offering or distribution under Brazilian laws and regulations.

The notes have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile.  No offer, sales or deliveries of the notes or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus, may be made in or from Chile except in circumstances which will result in compliance with any applicable Chilean laws and regulations.

No action has been taken to permit an offering of the notes to the public in Hong Kong as the notes have not been authorized by the Securities and Futures Commission of Hong Kong and, accordingly, no advertisement, invitation or document relating to the notes, whether in Hong Kong or elsewhere, shall be issued, circulated or distributed which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong other than (i) with respect to the notes which are or are intended to be disposed of only to persons outside Hong Kong or only to professional investors within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (“SFO”) and any rules made thereunder or (ii) in circumstances that do not constitute an invitation to the public for the purposes of the SFO.

The notes have not been registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission and may not be offered or sold publicly in Mexico.  This pricing supplement and the accompanying prospectus supplement and prospectus may not be publicly distributed in Mexico.

Each agent and each dealer represents and agrees that it will not offer or sell the notes nor make the notes the subject of an invitation for subscription or purchase, nor will it circulate or distribute this pricing supplement or the accompanying prospectus supplement or prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes, whether directly or indirectly, to persons in Singapore other than:

(a)           an institutional investor (as defined in section 4A of the Securities and Futures Act (Chapter 289 of Singapore (the “SFA”));

(b)           an accredited investor (as defined in section 4A of the SFA), and in accordance with the conditions, specified in Section 275 of the SFA;

(c)           a person who acquires the notes for an aggregate consideration of not less than Singapore dollars Two Hundred Thousand (S$200,000) (or its equivalent in a foreign currency) for each transaction, whether such amount is paid for in cash, by exchange of shares or other assets, unless otherwise permitted by law; or

(d)           otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

SUMMARY OF PRICING SUPPLEMENT

The following summary describes the Autocallable Quarterly Review Notes due August 29, 2011 Based on the Performance of the S&P GSCITM Crude Oil Index – Excess Return, which we refer to as the notes, in general terms only.  You should read the summary together with the more detailed information that is contained in the rest of this pricing supplement and in the accompanying prospectus and prospectus supplement.  You should carefully consider, among other things, the matters set forth in “Risk Factors.”

The notes are medium-term debt securities of Morgan Stanley.  The return on the notes is linked to the performance of the S&P GSCITM Crude Oil Index – Excess Return, which we refer to as the underlying index.  Investors in the notes must be willing to accept the risk of a complete loss of principal, and also be willing to forgo interest payments and potential returns above the specified maximum payments, in exchange for the opportunity to receive a payment specified below if the index closing value on any of the review dates is at or above the call level.  The notes do not guarantee the return of any principal at maturity, and all payments on the notes are subject to the credit risk of Morgan Stanley.

Each note costs $1,000
We, Morgan Stanley, are offering Autocallable Quarterly Review Notes due August 29, 2011 Based on the Performance of the S&P GSCITM Crude Oil Index – Excess Return.  The stated principal amount and issue price of each note is $1,000.

The original issue price of the notes includes the agents’ commissions paid with respect to the notes and the cost of hedging our obligations under the notes.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  The fact that the original issue price of the notes includes these commissions and hedging costs is expected to adversely affect the secondary market prices of the notes. These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions. See “Risk Factors—The inclusion of commissions and projected profit of hedging in the original issue price is likely to adversely affect secondary market prices” and “Description of Notes—Use of Proceeds and Hedging.”

The notes do not guarantee repayment of any principal at maturity; no interest
Unlike ordinary debt securities, the notes do not pay interest and do not guarantee the repayment of any of the principal at maturity.  If the notes have not been called prior to maturity and the final index value has declined by more than 15% from the initial index value, which we refer to as the buffer amount, you will be exposed to that decline, and you will lose 1.17647% of your principal amount for every 1% decline in the index closing value beyond the buffer amount.  For example, if the final index value declines by 50% from the initial index value, you will lose 41.17645% of your principal.  As there is no minimum payment on the notes, you could lose your entire investment.

The initial index value is 475.7716, which is the official settlement price of the underlying index, as published by the index publisher or its successor, on August 13, 2010, the day we priced the notes for initial sale to the public, which we refer to as the pricing date.

The final index value will equal the official settlement price of the underlying index, as published by the index publisher or its successor, on August 22, 2011, which we refer to as the final review date, subject to postponement for non-index business days and certain market disruption events.

The notes will be automatically called if the index closing value on any of the first three review dates is at or above the call level	If the index closing value on any of the first three review dates is at or above 100% of the initial index value, which we refer to as the call level, the notes will be automatically called for an early redemption payment on the third business day following the related review date, which we refer to as a call date. The early redemption payment is equal to $1,000 plus the product of (x) $1,000 and (y) the greater of (i) the applicable contingent minimum return as set out below and (ii) the underlying index return, subject to the applicable maximum payment as set out below:

	●	first review date, November 22, 2010: the contingent minimum return of 2.00% and the maximum payment of $1,062.50 (corresponding to 106.25% of the stated principal amount)

	●	second review date, February 22, 2011: the contingent minimum return of 4.00% and the maximum payment of $1,125 (corresponding to 112.50% of the stated principal amount)

	●	third review date, May 23, 2011: the contingent minimum return of 6.00% and the maximum payment of $1,187.50 (corresponding to 118.75% of the stated principal amount)

The contingent minimum return for each review date was determined on the pricing date. Each review date is subject to postponement for non-index business days and certain market disruption events as described under “Description of Notes—Review Dates.”

If the notes are not automatically called prior to maturity, the payment at maturity will vary depending on the final index value	At maturity, if the notes have not previously been called, you will receive for each $1,000 stated principal amount of notes that you hold an amount of cash equal to:
	●	if the final index value is at or above the call level:

●
$1,000 plus the product of (x) $1,000 and (y) the greater of (i) the contingent minimum return of 8.00% and (ii) the underlying index return, subject to the maximum payment of $1,250 (corresponding to 125% of the stated principal amount),

	●	if the final index value is lower than the call level but has not declined by more than 15% from the initial index value: the $1,000 stated principal amount of the notes, or
	●	if the final index value has declined by more than 15% from the initial index value: $1,000 + [$1,000 x (underlying index return + 15%) x downside leverage factor]

where,

underlying index return	=	index closing value - initial index value
		initial index value
final index value	=
the official settlement price of the underlying index, as published by the index publisher or its successor, on the final review date, subject to postponement for non-index business days and certain market disruption events.

downside leverage factor	=	1.17647

If the final index value declines by more than 15% from the initial index value, which we refer to as the buffer amount, you will be exposed to that decline beyond the buffer amount on a leveraged basis without any minimum payment on the notes, and you could lose your entire investment.

All payments on the notes upon an automatic early call or at maturity are subject to the credit risk of Morgan Stanley.

Beginning on PS-7, we have provided examples titled “Hypothetical Payouts on the Notes upon Automatic Call or at Maturity,” which explain in more detail the possible payouts on the notes on each call date and at maturity assuming a variety of hypothetical index closing values for each review date, including the final review date.  The table does not show every situation that can occur.

You can review the historical values of the underlying index in the section of this pricing supplement called “Description of Notes—Historical Information” starting on PS-26.  You cannot predict the future value of the underlying index based on its historical values.

Investing in the notes is not equivalent to investing directly in the underlying index or the commodities futures contracts that underlie the underlying index.
The appreciation potential of the notes is limited by the maximum payment specified for each review date and at maturity and by the automatic early call feature
The appreciation potential of the notes is limited to the maximum payment specified for each review date and at maturity, regardless of any greater performance of the underlying index, which could be significant.  In addition, the automatic early call feature may limit the term of your investment to as short as three months.  If the notes are called prior to maturity, you may not be able to reinvest at comparable terms or returns.

Postponement of maturity date
If, due to a market disruption event or otherwise, the final review date is postponed so that the final review date falls less than two business days prior to the scheduled maturity date, the maturity date will be the second business day following the final review date as postponed.  See “Description of Notes—Maturity Date.”

Morgan Stanley Capital Group Inc. will be the calculation agent
We have appointed our affiliate, Morgan Stanley Capital Group Inc., which we refer to as MSCG, to act as calculation agent for The Bank of New York Mellon, a New York banking corporation (as successor trustee to JPMorgan Chase Bank, N.A. (formerly known as JPMorgan Chase Bank)), the trustee for our senior securities.  As calculation agent, MSCG has determined the initial index value (and, as a result, the call level) and will determine the index closing value on each review date, whether the index closing value on any review date, including the final review date, is at or above the call level and therefore whether the notes will be called following such review date and whether a market disruption event has occurred, and will calculate the payment that you will receive upon any automatic early call or at maturity, if any.

Where you can find more information on the notes
The notes are senior unsecured securities issued as part of our Series F medium-term note program.  You can find a general description of our Series F medium-term note program in the accompanying prospectus supplement dated December 23, 2008 and prospectus dated December 23, 2008.  We describe the basic features of this type of security in the section of the prospectus supplement called “Description of Notes—Notes Linked to Commodity Prices, Single Securities, Baskets of Securities or Indices” and in the section of the prospectus called “Description of Debt Securities—Fixed Rate Debt Securities.”

For a detailed description of the terms of the notes, you should read the section of this pricing supplement called “Description of Notes.”  You should also read about some of the risks involved in investing in the notes in the section of this pricing supplement called “Risk Factors.”  The tax and accounting treatment of investments in commodity-linked securities such as the notes may differ from that of investments in ordinary debt securities.  See the section of this pricing supplement called “Description of Notes—United States Federal Taxation.”  We urge you to consult with your investment, legal, tax, accounting and other advisers with regard to any proposed or actual investment in the notes.

How to reach us	You may contact your local Morgan Stanley branch office or call us at (800) 233-1087.

HYPOTHETICAL PAYOUTS ON THE NOTES UPON AUTOMATIC CALL OR AT MATURITY

The following examples illustrate the payout on the notes for a range of index closing values for each of the four review dates and are being provided for illustrative purposes only.

These examples are based on the following terms:

•	hypothetical initial index value: 500

•	hypothetical call level (100% of the initial index value): 500

•	early redemption payment:

º
if the notes are automatically called in November 2010, an amount based on the greater of the contingent minimum return of 2.00% and the underlying index return, subject to the maximum payment of $1,062.50,

º
if the notes are automatically called in February 2011, an amount based on the greater of the contingent minimum return of 4.00% and the underlying index return, subject to the maximum payment of $1,125, or

º
if the notes are automatically called in May 2011, an amount based on the greater of the contingent minimum return of 6.00% and the underlying index return, subject to the maximum payment of $1,187.50.

•
payment at maturity if the final index value is at or above the call level: an amount based on the greater of the contingent minimum return of 8.00% and the underlying index return, subject to the maximum payment of $1,250.

•	stated principal amount (per note): $1,000

In Examples 1 through 3, the index closing value on one of the first three review dates is above the call level.  Because the index closing value on one of the first three review dates is above the call level, the notes are automatically called following the relevant review date.  In each of Examples 4, 5 and 6, the index closing value on each of the first three review dates is lower than the call level, and, consequently, the notes are not automatically called prior to, and remain outstanding until, maturity.

Review Date	Example 1		Example 2		Example 3
	Hypothetical Index Closing Value	Payout	Hypothetical Index Closing Value	Payout	Hypothetical Index Closing Value	Payout
#1	525	$1,050	490	—	480	—
#2	—	—	515	$1,040	490	—
#3	—	—	—	—	600	$1,187.50
Final review date	—	—	—	—	—	—
Total Payout:	$1,050 in November 2010		$1,040 in February 2011		$1,187.50 in May 2011
•
In Example 1, as the index closing value on the first review date is higher than the call level, the notes are automatically called following the first review date.  As the index closing value of 525 results in the underlying index return of 5.00%, which is greater than the contingent minimum return of 2.00%, investors will receive an early redemption payment of $1,050 per note.

•
In Example 2, as the index closing value on the second review date is higher than the call level, the notes are automatically called following the second review date.  As the index closing value of 515 results in the underlying index return of 3.00%, which is less than the contingent minimum return of 4.00%, investors will benefit from the contingent minimum return and receive an early redemption payment of $1,040 per note.

•
In Example 3, as the index closing value on the third review date is higher than the call level, the notes are automatically called following the third review date.  While the index closing value of 600 results in the underlying index return of 20% (which would otherwise entitle investors to receive $1,200 per note), investors will receive $1,187.50, which is the maximum payment applicable for the third review date.

Review Date	Example 4		Example 5		Example 6
	Hypothetical Index Closing Value	Payout	Hypothetical Index Closing Value	Payout	Hypothetical Index Closing Value	Payout
#1	480	—	480	—	480	—
#2	490	—	490	—	490	—
#3	495	—	495	—	495	—
Final review date	650	$1,250	450	$1,000	250	$588.2355
Total Payout:	$1,250 at maturity		$1,000 at maturity		$588.2355 at maturity
•
In Example 4, the final index value is 650, which is higher than the call level and which represents a 30% increase from the initial index value.  Although the underlying index return is 30%, due to the maximum payment applicable for the final review date, the payment at maturity equals $1,250 per note, representing a 25% return on your investment.  The return on your investment would be less than the 30% return you would receive on a comparable investment linked to the simple return of the underlying index.

•
In Example 5, the final index value is 450, which is lower than the call level and which represents a 10% decline from the initial index value.  Because the final index value has not declined by more than 15% from the initial index value, the payment at maturity equals the stated principal amount of $1,000 per note.

•
In Example 6, the final index value is 250, which represents a 50% decline from the initial index value.  Because the final index value has declined by more than 15% from the initial index value, investors are exposed to that decline beyond 15% on a leveraged basis and will receive a payment at maturity that represents a 41.17645% loss of their principal, calculated as follows:

$1,000 +[$1,000 x (underlying index return + 15%) x downside leverage factor] = $1,000 + [$1,000 x (–50% + 15%) x 1.17647] = $588.2355

RISK FACTORS

The notes are not secured debt, are riskier than ordinary debt securities, do not pay any interest and, unlike ordinary debt securities, do not guarantee the return of any principal at maturity.  Investing in the notes is not equivalent to directly investing in the underlying index or in the commodities futures contracts that underlie the underlying index.  This section describes the most significant risks relating to the notes.  For a complete list of risk factors, please see the accompanying prospectus.

The notes do not pay interest or guarantee the return of any principal at maturity
The terms of the notes differ from those of ordinary debt securities in that we do not pay you interest on the notes and do not guarantee to pay you any of the principal at maturity.  Instead, if the notes have not been automatically called prior to maturity, you will receive at maturity for each $1,000 stated principal amount of notes that you hold an amount in cash based on the index closing value on the final review date, which we refer to as the final index value, subject to the contingent minimum return of 8.00% and the maximum payment of $1,250 per note.  If the final index value has declined by more than 15% from the initial index value, which we refer to as the buffer amount, you will be exposed to that decline beyond the buffer amount on a leveraged basis, and you will lose 1.17647% of your principal amount for every 1% decline in the final index value from the initial index value beyond the buffer amount.  For example, if the final index value declines by 50% from the initial index value, you will lose 41.17645% of your principal.  As there is no minimum payment on the notes, you could lose your entire investment.

The appreciation potential of the notes is limited by the maximum payment specified for each review date and at maturity and by the automatic early call feature
The appreciation potential of the notes is limited to the maximum payment specified for each review date and at maturity, regardless of any greater performance of the underlying index, which could be significant.  In addition, the automatic early call feature may limit the term of your investment to as short as three months.  If the notes are called prior to maturity, you may not be able to reinvest at comparable terms or returns.

Market price of the notes may be influenced by many unpredictable factors
Several factors, some of which are beyond our control, will influence the value of the notes in the secondary market and the price at which Morgan Stanley & Co. Incorporated, which we refer to as MS & Co., may be willing to purchase or sell the notes in the secondary market.  We expect that generally the value of the underlying index on any day will affect the value of the notes more than any other single factor.  However, because the payout on the notes is not directly correlated to the underlying index, the notes will trade differently from the underlying index.  Factors that may influence the value of the notes include:

•
the value of the underlying index and the price of the crude oil futures contracts that underlie the underlying index, including in relation to the call level and the buffer amount, and the volatility (frequency and magnitude of changes in value) of such values or prices, as applicable;

•	trends of supply and demand for the crude oil futures contracts that underlie the underlying index;

•	interest and yield rates in the market;

•	geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the commodities markets generally and which may affect the value of the underlying index;

•	the time remaining until the next review date and the maturity of the notes; and

•	any actual or anticipated changes in our credit ratings or credit spreads.

In addition, the commodities markets are subject to temporary distortions or other disruptions due to various factors, including lack of liquidity, participation of speculators and government intervention.  As a result, the market value of the notes will vary and may be less than the original issue price at any time prior to maturity, and a sale of the notes prior to maturity may result in a loss. For example, you may have to sell your notes at a substantial loss if on that date the index closing value is below the call level.

You cannot predict the future levels of the underlying index based on its historical levels.  If the notes are not called prior to maturity and the final index value declines by more than the buffer amount, you will be exposed on a 1.17647 to 1 basis to such decline in the final index value beyond the buffer amount and, as a result, you may lose some or all of your investment at maturity.  There can be no assurance that the notes will be called prior to maturity or that the final index value will be at or above the call level such that you will receive at maturity an amount that is greater than the principal amount of your investment.

The notes are subject to the credit risk of Morgan Stanley, and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the market value of the notes
You are dependent on Morgan Stanley’s ability to pay all amounts due on the notes at maturity and therefore you are subject to the credit risk of Morgan Stanley.  If Morgan Stanley defaults on its obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes prior to maturity will be affected by changes in the market’s view of Morgan Stanley’s creditworthiness. Any actual or anticipated decline in Morgan Stanley’s credit ratings or increase in the credit spreads charged by the market for taking Morgan Stanley credit risk is likely to adversely affect the market value of the notes.

An investment in the notes will expose you to concentrated risk to crude oil
The underlying index is composed entirely of crude oil futures contracts included in the S&P GSCITM – Excess Return.  An investment in the notes may therefore bear risks similar to a securities investment concentrated in a single underlying sector.  The price of crude oil futures is primarily affected by the global demand for and supply of crude oil, but is also influenced significantly from time to time by speculative actions and by currency exchange rates.  Demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of crude oil.  Crude oil’s end-use as a refined product is often as transport fuel, industrial fuel and in-home heating fuel.  Potential for substitution in most areas exists, although considerations including relative cost often limit substitution levels.  Because the precursors of demand for petroleum products are linked to economic activity, demand will tend to reflect economic conditions.  Demand is also influenced by government regulations, such as environmental or consumption policies.  In addition to general economic activity and demand, prices for crude oil are affected by political events, labor activity and, in particular, direct government intervention (such as embargos) or supply disruptions in major oil producing regions of the world. Such events tend to affect oil prices worldwide, regardless of the location of the event.  Supply for crude oil may increase or decrease depending on many factors.  These include production decisions by the Organization of Petroleum Exporting Countries (OPEC) and other crude oil producers.  In the event of sudden disruptions in the supplies of oil, such as those caused by war, natural events, accidents or acts of terrorism, prices of oil futures contracts could become extremely volatile and unpredictable.  Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities.  The price of crude oil futures has experienced very severe price fluctuations over the recent past and there can be no assurance that this extreme price volatility will not continue in the future.

You can review a table of the published high and low closing values, as well as end-of-quarter closing values, of the underlying index for each calendar quarter in the period from January 1, 2005 through August 13, 2010 and a graph that plots the daily closing values of the underlying index for the same period in this pricing supplement under “Description of Notes—Historical Information.”  You cannot predict the future performance of the underlying index based on its historical performance.  In addition, there can be no assurance that the index closing value will be greater than the call level on any of the first three review dates so that the notes will be automatically called for an early redemption payment or that the final index value will be greater than the initial index value so that you will receive at maturity an amount that is greater than the stated principal amount of the notes.  If the final index value has declined by more than 15% from the initial index value, you will receive at maturity an amount that is less, and possibly significantly less, than the amount of your original investment in the notes due to the downside leverage factor.

Higher future prices of the crude oil futures contracts relative to their current prices may adversely affect the value of the underlying index and the value of the notes
The S&P GSCI™ Crude Oil Index–Excess Return is a sub-index of the S&P GSCI™–Excess Return (“S&P GSCI™–ER”).  It represents only the crude oil component of the S&P GSCI™–ER.  The S&P GSCI™–ER is a world production-weighted index that is designed to reflect the relative significance of each of the underlying commodities in the world economy.

The S&P GSCI™–ER, on which the underlying index is based, is composed of futures contracts on physical commodities.  Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity.  As the futures contracts that compose the underlying index approach expiration, they are replaced by contracts that have a later expiration.  Thus, for example, a contract purchased and held in January may specify an February expiration.  As time passes, the contract expiring in February is replaced by a contract for delivery in March.  This process is referred to as “rolling.”  If the market for these contracts is (putting aside other considerations) in “backwardation,” where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the February contract would take place at a price that is higher than the price of the March contract, thereby creating a “roll yield.”  However, commodities may trade in “contango” markets at any given time.  Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months.  The presence of contango and absence of backwardation in the crude oil markets would result in negative “roll yields,” which would adversely affect the value of the underlying index and, accordingly, the value of the notes.

Adjustments to the underlying index could adversely affect the value of the notes.
The publisher of the underlying index may substitute the commodity contracts constituting the underlying index or make other methodological changes that could change the value of the underlying index.  The underlying index publisher may discontinue or suspend calculation or publication of the underlying index at any time. Any of these actions could adversely affect the value of the notes.  Where the underlying index is discontinued, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the underlying index and will be permitted to consider indices that are calculated and published by the calculation agent or any of its affiliates.

The notes will not be listed and secondary trading may be limited
The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the notes.  MS & Co. may, but is not obligated to, make a market in the notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If, at any time, MS & Co. were not to make a market in the notes, it is likely that there would be no secondary market for the notes.  Accordingly, you should be willing to hold your notes to maturity.

Hedging and trading activity by our subsidiaries could potentially adversely affect the value of the notes
One or more of our subsidiaries expect to carry out hedging activities related to the notes (and to other instruments linked to the underlying index), including trading in the commodities futures contracts that underlie the underlying index, and possibly in other instruments related to the underlying index.  Some of our subsidiaries also trade the underlying index and other financial instruments related to the underlying index on a regular basis as part of their general broker-dealer, commodity trading, proprietary trading and other businesses.  Any of these hedging or trading activities on or prior to the pricing date could have increased the initial index value and, as a result, could have increased the call level at or above which the index closing value must be on any of the review dates in order for the notes to be automatically called prior to maturity or, if the notes are not called prior to maturity, in order for you to receive a payment at maturity that exceeds the stated principal amount of the notes.  Additionally, such hedging or trading activities during the term of the notes could potentially affect the value of the underlying index on the review dates and, accordingly, whether the notes are automatically called prior to maturity and, if the notes are not called prior to maturity, the amount of cash, if any, you receive at maturity.

The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices
Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase the notes in secondary market transactions will likely be lower than the original issue price, since secondary market prices are likely to exclude commissions paid with respect to the notes and the cost of hedging our obligations under the notes that are included in the original issue price.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions. These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions.  Our subsidiaries may realize a profit from the expected hedging activity even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction.  In addition, any secondary market prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

The calculation agent, which is a subsidiary of the issuer, will make determinations with respect to the notes
As calculation agent, MSCG has determined the initial index value (and, as a result, the call level) and will determine the index closing value on each review date, whether the index closing value on any of the first three review dates is at or above the call level and therefore whether the notes will be called following such review date and whether a market disruption event has occurred, and, if the notes are not called prior to maturity, will calculate the amount of cash, if any, you will receive at maturity.  Determinations made by MSCG in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events or calculation of the index closing value in the event of a market disruption event, may adversely affect the payout to you on the notes.  See the section of this pricing supplement called “Description of Notes—Market Disruption Event.”

Not equivalent to investing in the underlying index	Investing in the notes is not equivalent to investing in the underlying index or the crude oil futures contracts that underlie the underlying index.
Although the U.S. federal income tax consequences of an investment in the notes are uncertain, each note should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes

Please note that the discussions in this pricing supplement concerning the U.S. federal income tax consequences of an investment in the notes supersede the discussions contained in the accompanying prospectus supplement.  Subject to the discussion under “United States Federal Taxation” in this pricing supplement, each note should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes.  If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment for the notes, the timing and character of income on the notes might differ significantly.  For example, under one characterization, U.S. Holders could be required to accrue original issue discount on the notes every year at a “comparable yield” determined at the time of issuance and recognize all income and gain in respect of the notes as ordinary income.  We do not plan to request a ruling from the IRS regarding the tax treatment of the notes, and the IRS or a court may not agree with the tax treatment described in this pricing supplement.  Please read carefully the discussion under “United States Federal Taxation” in this pricing supplement concerning the U.S. federal income tax consequences of an investment in the notes.

On December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge; and appropriate transition rules and effective dates.  While it is not clear whether instruments such as the notes would be viewed as similar to the prepaid forward contracts described in the notice, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

Both U.S. and Non-U.S. Holders should read carefully the discussion under “United States Federal Taxation” in this pricing supplement and consult their tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

DESCRIPTION OF NOTES

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement.  The term “Note” refers to each $1,000 Stated Principal Amount of our Autocallable Quarterly Review Notes due August 29, 2011 Based on the Performance of the S&P GSCITM Crude Oil Index – Excess Return.  In this pricing supplement, the terms “we,” “us” and “our” refer to Morgan Stanley.

Aggregate Principal Amount	$31,173,000

Pricing Date	August 13, 2010

Original Issue Date (Settlement Date)	August 20, 2010 (5 Business Days after the Pricing Date).

Maturity Date	August 29, 2011, subject to extension in accordance with the following paragraph.

If, due to a Market Disruption Event or otherwise, the scheduled final Review Date is postponed so that it falls less than two Business Days prior to the scheduled Maturity Date, the Maturity Date will be the second Business Day following such final Review Date as postponed.  See “––Review Dates” below.

Interest Rate	None

Specified Currency	U.S. dollars

Stated Principal Amount	$1,000 per Note

Original Issue Price	$1,000 per Note

CUSIP Number	617482NA8

ISIN	US617482NA84

Denominations	$1,000 and integral multiples thereof

Underlying Index	S&P GSCI Crude Oil Index – Excess Return (the “Index”). For more information on the Underlying Index, see “––The S&P GSCITM Crude Oil Index – Excess Return” below.

Index Publisher	Standard & Poor’s, a Division of the McGraw-Hill Companies, Inc., and any successor publisher thereof (“S&P”).

Automatic Early Call
If, on any of the first three Review Dates, the Index Closing Value is at or above the Call Level, we will call the Notes, in whole and not in part, for the applicable Early Redemption Payment on the third Business Day following such Review Date (as may be postponed under “––Review Dates” below) (the “Call Date”).

In the event that the Notes are subject to Automatic Early Call, we will, or will cause the Calculation Agent to, (i) on the Business Day following the applicable Review Date (as may be postponed under “––Review Dates” below), give notice of the Automatic Early Call of the Notes and the applicable Early Redemption Payment, including specifying the payment date of the applicable amount due upon the Automatic Early Call (the Call Date), to the Trustee, upon which notice the Trustee may conclusively rely, and to The Depository Trust Company, which we refer to as DTC, and

(ii) deliver the aggregate cash amount due with respect to the Notes to the Trustee for delivery to DTC, as holder of the Notes, on or prior to the applicable Call Date. See “—Book-Entry Note or Certificated Note” below, and see “Forms of Securities—The Depositary” in the accompanying prospectus.

Call Level	100% of the Initial Index Value

Early Redemption Payment	The Early Redemption Payment will equal:

•
$1,000 plus the product of (x) $1,000 and (y) the greater of (i) the Contingent Minimum Return of 2.00% and (ii) the Underlying Index Return, subject to the Maximum Payment of $1,062.50 per Note, if the Automatic Early Call occurs in November 2010,

•
$1,000 plus the product of (x) $1,000 and (y) the greater of (i) the Contingent Minimum Return of 4.00% and (ii) the Underlying Index Return, subject to the Maximum Payment of $1,125 per Note, if the Automatic Early Call occurs in February 2011, or

•
$1,000 plus the product of (x) $1,000 and (y) the greater of (i) the Contingent Minimum Return of 6.00% and (ii) the Underlying Index Return, subject to the Maximum Payment of $1,187.50 per Note, if the Automatic Early Call occurs in May 2011.

Payment at Maturity	If the Notes have not been automatically called prior to maturity, you will receive for each $1,000 Stated Principal Amount of Notes that you hold a Payment at Maturity equal to:

•
if the Final Index Value is at or above the Call Level, $1,000 plus the product of (x) $1,000 and (y) the greater of (i) the Contingent Minimum Return of 8.00% and (ii) the Underlying Index Return, subject to the Maximum Payment of $1,250 per Note,

•	if the Final Index Value is lower than the Call Level but has not declined by more than the Buffer Amount from the Initial Index Value, the $1,000 Stated Principal Amount, or

•	if the Final Index Value has declined by more than the Buffer Amount from the Initial Index Value:

•	$1,000 + [$1,000 x (Underlying Index Return + Buffer Amount) x Downside Leverage Factor]

If the Final Index Value declines by more than the Buffer Amount from the Initial Index Value, you will be exposed to that decline beyond the Buffer Amount on a leveraged basis without any minimum payment on the notes, and you could lose your entire investment.

We shall, or shall cause the Calculation Agent to, (i) provide written notice to the Trustee, upon which notice the Trustee may conclusively rely, and to DTC of the amount of cash, if any, to be delivered with respect to each $1,000 Stated Principal Amount of Notes on or prior to 10:30 a.m. (New York City time) on the Business Day preceding the Maturity Date, and (ii) deliver the aggregate cash amount, if any, due with respect to the Notes to the Trustee for delivery to DTC, as holder of the Notes, on or prior to the Maturity Date.  We expect such amount of cash, if any, will be distributed to investors on the Maturity Date in accordance with the standard rules and procedures of DTC and its direct and indirect participants.  See “—Book-Entry Note or Certificated Note” below, and see “Forms of Securities—The Depositary” in the accompanying prospectus.

Buffer Amount	15%

Underlying Index Return
A fraction, the numerator of which is the Index Closing Value on the relevant Review Date minus the Initial Index Value and the denominator of which is the Initial Index Value, as described by the following formula:

Underlying Index Return	=	Index Closing Value – Initial Index Value
Initial Index Value

Index Closing Value	On any day, the official settlement price of the Underlying Index, as published by the Index Publisher or its successor on such day.

Reuters and various other third party sources may report the official settlement price of the Underlying Index. If any such reported price differs from that as determined by the Index Publisher or its successor, the official settlement price published by the such Index Publisher or successor will prevail.

Initial Index Value	475.7716, which is the Index Closing Value on the Pricing Date.

If the Initial Index Value as finally published by the Index Publisher, as determined by the Calculation Agent, differs from the Initial Index Value specified in this pricing supplement, we will include the definitive Initial Index Value in an amended pricing supplement.

Final Index Value	The Index Closing Value on the final Review Date, as determined by the Calculation Agent.

Downside Leverage Factor	1.17647

Review Dates
November 22, 2010 (first Review Date), February 22, 2011 (second Review Date), May 23, 2011 (third Review Date) and August 22, 2011 (final Review Date); provided that if any Review Date is not an Index Business Day, the relevant Review Date shall be the next succeeding Index Business Day; provided further that if a Market Disruption Event relating to the Underlying Index or one or more commodity contracts underlying the Underlying Index (each, an “index contract”) occurs on any Review Date, the Index Closing Value for the relevant Review Date shall be determined in accordance with the next succeeding paragraph.

If a Market Disruption Event relating to the Underlying Index or any index contract occurs on any Review Date, the Calculation Agent will calculate the Index Closing Value for such Review Date using as a price (i) for each index contract that did not suffer a Market Disruption Event on such Review Date, the official settlement price of such index contract on such Review Date and (ii) for each index contract that did suffer a Market Disruption Event on such date, the official settlement price of such index contract on the first succeeding Trading Day on which no Market Disruption Event is existing with respect to such index contract; provided that, if a Market Disruption Event has occurred with respect to such index commodity on each of the three consecutive Trading Days immediately succeeding any Review Date, the Calculation Agent will determine the price of such index commodity for such Review Date on such third succeeding Trading Day by requesting the principal office of each of the three leading dealers in the relevant market, selected by the Calculation Agent, to provide a quotation for the relevant price.  If such quotations are provided as requested, the price of the relevant index commodity for the relevant Review Date shall be the arithmetic mean of such quotations.  Quotes of Morgan Stanley & Co. Incorporated (“MS & Co.”) or any of its affiliates may be included in the calculation of such mean, but only to the extent that any such bid is the highest of the quotes obtained.  If fewer than three quotations are provided as requested, the price of the relevant index commodity for the relevant Review Date shall be determined by the Calculation Agent in its sole discretion (acting in good faith) taking into account any information that it deems relevant.  In calculating the Index Closing Value in the circumstances described in this paragraph, the Calculation Agent shall use the formula for calculating the Underlying Index last in effect prior to the occurrence of a Market Disruption Event.

Market Disruption Event
Market Disruption Event means, with respect to the Underlying Index or any index contract, any of a Price Source Disruption, Trading Disruption, Disappearance of Commodity Reference Price, Tax Disruption, Material Change in Formula or Material Change in Content, in each case, as determined by the Calculation Agent.

Price Source Disruption
Price Source Disruption means (i) the temporary failure of the Index Publisher to announce or publish the Index Closing Value (or the value of any Successor Index, if applicable) (or the information necessary for determining the Index Closing Value (or the value of any Successor Index, if applicable)) or (ii) the temporary discontinuance or unavailability of the Underlying Index.

Disappearance of Commodity
Reference Price
Disappearance of Commodity Reference Price means (i) the permanent discontinuance of trading in any of the index contracts on the Relevant Exchange, (ii) the disappearance of, or of trading in, any of the commodities underlying the Underlying Index or (iii) the disappearance or permanent discontinuance or unavailability of the Index Closing Value, notwithstanding the availability of the price source or the status of trading in the relevant futures contracts.

For purposes of this definition, a discontinuance of publication of the Underlying Index shall not be a Disappearance of Commodity Reference Price if Morgan Stanley Capital Group Inc. (“MSCG”) shall have selected a Successor Index in accordance with “—Discontinuance of the Underlying Index; Alteration of Method of Calculation.”

Trading Disruption	Trading Disruption means the material suspension of, or material limitation imposed on, trading in any of the index contracts on the Relevant Exchange for such contract.

Material Change in Formula	Material Change in Formula means the occurrence since the date of this pricing supplement of a material change in the formula for, or the method of calculating, the Index Closing Value.

Material Change in Content	Material Change in Content means the occurrence since the date of this pricing supplement of a material change in the content, composition or constitution of the Underlying Index.

Tax Disruption
Tax Disruption means the imposition of, change in or removal of an excise, severance, sales, use, value-added, transfer, stamp, documentary, recording or similar tax on, or measured by reference to, a commodity (other than a tax on, or measured by reference to overall gross or net income) by any government or taxation authority after the date of this pricing supplement, if the direct effect of such imposition, change or removal is to raise or lower the price on any day that would otherwise be a Review Date from what it would have been without that imposition, change or removal.

Business Day	Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in The City of New York.

Index Business Day	Any day on which the official settlement price of the Underlying Index is published by the Index Publisher or its successor.

Relevant Exchange	Relevant Exchange means the primary exchange or market of trading for any contract or commodity then included in the Underlying Index or any Successor Index.

Trading Day	A day, as determined by the Calculation Agent, on which trading is generally conducted on the Relevant Exchange(s) for the applicable commodity contracts.
Discontinuance of the Underlying Index;
Alteration of Method of Calculation
If, following the Original Issue Date, the Index Publisher discontinues publication of the Underlying Index and the Index Publisher or another entity (including MSCG or MS & Co.) publishes a successor or substitute index that MSCG, as the Calculation Agent, determines, in its sole discretion, to be comparable to the discontinued Underlying Index (such index being referred to herein as a “Successor Index”), then any subsequent Index Closing Value will be determined by reference to the published value of such Successor Index at the regular weekday close of trading on the Index Business Day that any Index Closing Value is to be determined.

Upon any selection by the Calculation Agent of a Successor Index, the Calculation Agent will cause written notice thereof to be furnished to the Trustee, to Morgan Stanley and to DTC, as holder of the Notes, within three Business Days of such selection.  We expect that such notice will be made available to you, as a beneficial owner of the Notes, in accordance with the standard rules and procedures of DTC and its direct and indirect participants.

If, following the Original Issue Date, the Index Publisher ceases to publish the Underlying Index and no other entity undertakes to publish a commodity index using the same methods of computation and the same composition of futures contracts as in effect immediately prior to such cessation, then the Index Closing Value will be calculated by the Calculation Agent in accordance with the formula used to calculate the Underlying Index and composition of the futures contracts of the Underlying Index on the last day on which the Underlying Index was published.

If the Index Publisher changes its method of calculating the Underlying Index in any material respect that the Calculation Agent determines, in its sole discretion, not to be a Material Change in Formula, the Calculation Agent may make adjustments necessary in order to arrive at a calculation of value comparable to the Underlying Index as if such changes or modifications had not been made and calculate any Index Closing Value in accordance with such adjustments.  Notwithstanding these alternative arrangements, discontinuance of the publication of the Underlying Index may adversely affect the value of the Notes.

Book Entry Note or
Certificated Note
Book Entry.  The Notes will be issued in the form of one or more fully registered global securities which will be deposited with, or on behalf of, DTC and will be registered in the name of a nominee of DTC.  DTC’s nominee will be the only registered holder of the Notes.  Your beneficial interest in the Notes will be evidenced solely by entries on the books of the securities intermediary acting on your behalf as a direct or indirect participant in DTC.  In this pricing supplement, all references to actions taken by “you” or to be taken by “you” refer to actions taken or to be taken by DTC and its participants acting on your behalf, and all references to payments or notices to you will mean payments or notices to DTC, as the registered holder of the Notes, for distribution to participants in accordance with DTC’s procedures.  For more information regarding DTC and book-entry securities, please read “Forms of Securities—The Depositary” and “Forms of Securities—Global Securities—Registered Global Securities” in the accompanying prospectus.

Senior Note or Subordinated Note	Senior

Trustee	The Bank of New York Mellon, a New York banking corporation (as successor trustee to JPMorgan Chase Bank, N.A. (formerly known as JPMorgan Chase Bank))

Agents	JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc. (also called “Placement Agents”)

Calculation Agent	Morgan Stanley Capital Group Inc. and its successors (“MSCG”)

All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you, the Trustee and us.

All calculations with respect to the Payment at Maturity, if any, will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (e.g., .876545 would be rounded to .87655); all dollar amounts related to determination of the amount of cash payable per Note, if any, will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate number of Notes, if any, will be rounded to the nearest cent, with one-half cent rounded upward.

Because the Calculation Agent is our affiliate, the economic interests of the Calculation Agent and its affiliates may be adverse to your interests as an investor in the Notes, including with respect to certain determinations and judgments that the Calculation Agent must make in determining the Initial Index Value, the Index Closing Value on each Review Date, whether the Index Closing Value on any Review Date is at or above the Call Level and therefore whether the Notes will be called following such Review Date, or whether a Market Disruption Event has occurred and the payment upon any Automatic Early Call or at maturity.  See “––Market Disruption Event” below.  MSCG is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

Alternate Exchange Calculation
in Case of an Event of Default
In case an event of default with respect to the Notes shall have occurred and be continuing, the amount declared due and payable per Note upon any acceleration of the Notes (the “Acceleration Amount”) shall be determined by the Calculation Agent and shall be an amount in cash, if any, equal to the Payment at Maturity calculated as if the date of such acceleration were the final Review Date; provided, that if the Index Closing Value on the date of such acceleration is at or above the Call Level, the amount declared due and payable per Note shall be calculated as the amount payable in respect of the next succeeding Review Date.

If the maturity of the Notes is accelerated because of an event of default as described above, we shall, or shall cause the Calculation Agent to, provide written notice to the Trustee at its New York office, on which notice the Trustee may conclusively rely, and to DTC of the Acceleration Amount and the aggregate cash amount due with respect to the Notes as promptly as possible and in no event later than two Business Days after the date of acceleration.
The S&P GSCITM
Crude Oil Index – Excess Return
We have derived all information contained in this pricing supplement regarding the Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information, and we have not participated in the preparation of, or verified, such publicly available information.  Such information reflects the policies of, and is subject to change by, the S&P.  The Index was developed, and is calculated, maintained and published by S&P.

The Index is a sub-index of the S&P GSCITM-ER.  It represents only the crude oil component of the S&P GSCITM-ER. The value of the Index on any given day is calculated in the same manner as the S&P GSCITM-ER except that (i) the daily contract reference prices, the contract production weight (“CPW”) and roll weights used in performing such calculations are limited to the crude oil futures contracts included in the Index; and (ii) the Index has a separate normalizing constant.

The S&P GSCITM-ER

The S&P GSCITM-ER is a world production-weighted index that is designed to reflect the relative significance of each of the underlying commodities in the world economy.  The S&P GSCITM-ER represents the return of a portfolio of commodity futures contracts included in the S&P GSCITM, the composition of which, on any given day, reflects the CPW and “roll weights” of the contracts included in the S&P GSCITM (discussed below).

Value of the S&P GSCITM-ER

The value of the S&P GSCITM-ER on any given day is equal to the product of (i) the value of the S&P GSCITM-ER on the immediately preceding day multiplied by (ii) one plus the contract daily return on the day on which the calculation is made.  The value of the S&P GSCITM-ER is indexed to a normalized value of 100 on January 2, 1970.

Contract Daily Return

The contract daily return on any given day is equal to the sum, for each of the commodities included in the S&P GSCITM, of the applicable daily contract reference price on the relevant contract multiplied by the appropriate CPW and the appropriate “roll weight,” divided by the total dollar weight of the S&P GSCITM on the preceding day, minus one.

The total dollar weight of the S&P GSCITM is the sum of the dollar weight of each of the underlying commodities.  The dollar weight of each such commodity on any given day is equal to (i) the daily contract reference price, (ii) multiplied by the appropriate CPWs and, (iii) during a roll period, the appropriate “roll weights” (discussed below).

The daily contract reference price used in calculating the dollar weight of each commodity on any given day is the most recent daily contract reference price made available by the relevant trading facility, except that the daily contract reference price for the most recent prior day will be used if the exchange is closed or otherwise fails to publish a daily contract reference price on that day.  In addition, if the trading facility fails to make a daily contract reference price available or publishes a daily contract reference price that, in the reasonable judgment of S&P, reflects manifest error, the relevant calculation will be delayed until the price is made available or corrected; provided that, if the price is not made available or corrected by 4:00 P.M. New York City time, S&P may, if it deems such action to be appropriate under the circumstances, determine the appropriate daily contract reference price for the applicable futures contract in its reasonable judgment for purposes of the relevant S&P GSCITM calculation.

The “roll weight” of each commodity reflects the fact that the positions in contracts must be liquidated or rolled forward into more distant contract expirations as they approach expiration.  Since the S&P GSCITM is designed to replicate the performance of actual investments in the underlying contracts, the rolling process incorporated in the S&P GSCITM also takes place over a period of days at the beginning of each month (referred to as the “roll period”).  On each day of the roll period, the “roll weights” of the first nearby contract expirations on a particular commodity and the more distant contract expiration into which it is rolled are adjusted, so that the hypothetical position in the contract on the commodity that is included in the S&P GSCITM is gradually shifted from the first nearby contract expiration to the more distant contract expiration.

If any of the following conditions exists on any day during a roll period, the portion of the roll that would have taken place on that day is deferred until the next day on which such conditions do not exist: (i) no daily contract reference price is available for a given contract expiration; (ii) any such price represents the maximum or minimum price for such contract month, based on exchange price limits; (iii) the daily contract reference price published by the relevant trading facility reflects manifest error, or such price is not published by 4:00 P.M., New York City time (in such event, S&P may determine a daily contract reference price and complete the relevant portion of the roll based on such price, but must revise the portion of the roll if the trading facility publishes a price before the opening of trading on the next day); or (iv) trading in the relevant contract terminates prior to its scheduled closing time.

If any of these conditions exist throughout the roll period, the roll will be effected in its entirety on the next day on which such conditions no longer exist.

The S&P GSCITM

The S&P GSCITM is an index on a production-weighted basket of principal non-financial commodities (i.e., physical commodities)

that satisfy specified criteria. The S&P GSCITM is designed to be a measure of the performance over time of the markets for these commodities. The only commodities represented in the S&P GSCITM are those physical commodities on which active and liquid contracts are traded on trading facilities in major industrialized countries. The commodities included in the S&P GSCITM are weighted, on a production basis, to reflect the relative significance (in the view of S&P, in consultation with the Index Advisory Panel, as described below) of such commodities to the world economy. The fluctuations in the value of the S&P GSCITM are intended generally to correlate with changes in the prices of such physical commodities in global markets. The S&P GSCITM has been normalized such that its hypothetical level on January 2, 1970 was 100. Futures contracts on the S&P GSCITM, and options on such futures contracts, are currently listed for trading on the Chicago Mercantile Exchange.

Set forth below is a summary of the composition of and the methodology currently used to calculate the S&P GSCITM.  The methodology for determining the composition and weighting of the S&P GSCITM and for calculating its value is subject to modification in a manner consistent with the purposes of the S&P GSCITM, as described below.  S&P makes the official calculations of the S&P GSCITM.

The Index Advisory Panel established by S&P to assist it in connection with the operation of the S&P GSCITM generally meets once each year to discuss the composition of the S&P GSCITM.  The Index Advisory Panel may, if necessary or practicable, meet at other times during the year as issues arise that warrant its consideration.

Composition of the S&P GSCITM

In order to be included in the S&P GSCITM a contract must satisfy the following eligibility criteria:

•	The contract must be in respect of a physical commodity and not a financial commodity.

•
The contract must (a) have a specified expiration or term or provide in some other manner for delivery or settlement at a specified time, or within a specified period, in the future; and (b) at any given point in time, be available for trading at least five months prior to its expiration or such other date or time period specified for delivery or settlement; and (c) be traded on a trading facility which allows market participants to execute spread transactions, through a single order entry, between the pairs of contract expirations included in the S&P GSCITM that, at any given point in time, will be involved in rolls to be effected pursuant to the S&P GSCITM.

•	The commodity must be the subject of a contract that is (a) denominated in U.S. dollars and (b) traded on or through an exchange, facility or other platform (referred to as a trading facility) that has its principal place of business or operations in a country which is a member of the Organization for Economic Cooperation and Development and that meets other criteria relating to the availability of market price quotations and trading volume information, acceptance of bids and offers from multiple participants or price providers and accessibility by a sufficiently broad range of participants.

•
The price of the relevant contract that is used as a reference or benchmark by market participants (referred to as the daily contract reference price) generally must have been available on a continuous basis for at least two years prior to the proposed date of inclusion in the S&P GSCITM.

•
At and after the time a contract is included in the S&P GSCITM, the daily contract reference price for such contract must be published between 10:00 A.M. and 4:00 P.M., New York City time, on each business day relating to such contract by the trading facility on or through which it is traded.

•
For a contract to be eligible for inclusion in the S&P GSCITM, volume data with respect to such contract must be available for at least the three months immediately preceding the date on which the determination is made.

•	Contracts must also satisfy volume trading requirements and certain percentage dollar weight requirements to be eligible for inclusion in the S&P GSCITM.

The contracts currently included in the S&P GSCITM are all futures contracts traded on the New York Mercantile Exchange, Inc., the International Petroleum Exchange, the Chicago Mercantile Exchange, the Chicago Board of Trade, the Coffee, Sugar & Cocoa Exchange, Inc., the New York Cotton Exchange, the Kansas City Board of Trade, the Commodities Exchange, Inc. and the London Metal Exchange.

Calculation of the S&P GSCITM

The value of the S&P GSCITM on any given day is equal to the total dollar weight of the S&P GSCITM divided by a normalizing constant that assures the continuity of the S&P GSCITM over time.

Contract Expirations

Because the S&P GSCITM is composed of actively traded contracts with scheduled expirations, it can only be calculated by reference to the prices of contracts for specified expiration, delivery or settlement periods, referred to as “contract expirations.”  The contract expirations included in the S&P GSCITM for each commodity during a given year are designated by S&P, in consultation with the Index Advisory Panel, provided that each such contract must be an “active contract.” An “active contract” for this purpose is a liquid, actively traded contract expiration, as defined or identified by the relevant trading facility or, if no such definition or identification is provided by the relevant trading facility, as defined by standard custom and practice in the industry.

If a trading facility deletes one or more contract expirations, the S&P GSCITM will be calculated during the remainder of the year in which such deletion occurs on the basis of the remaining contract expirations designated by S&P.  If a trading facility ceases trading in all contract expirations relating to a particular contract, S&P may designate a replacement contract on the commodity.  The replacement contract must satisfy the eligibility criteria for inclusion in the S&P GSCITM.  To the extent practicable, the replacement will be effected during the next monthly review of the composition of the S&P GSCITM.

License Agreement between S&P and Morgan Stanley
S&P and Morgan Stanley have entered into a non-exclusive license agreement providing for the license to Morgan Stanley, and certain of its affiliated or subsidiary companies, in exchange for a fee, of the right to use the Index, which is owned and published by S&P, in connection with securities, including the Notes.

The license agreement between S&P and Morgan Stanley provides that the following language must be set forth in this pricing supplement:

The Notes are not sponsored, endorsed, sold or promoted by The McGraw-Hill Companies, Inc. (including its affiliates) (S&P, with its affiliates, are referred to as the “Corporations”).  The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the Notes.  The Corporations make no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly, or the ability of the Index to track general agricultural commodity market performance.  The Corporations’ only relationship to us (the “Licensee”) is in the licensing of the Index and S&P® trademarks or service marks and certain trade names of the Corporations and the use of the Index which is determined, composed and calculated by S&P without regard to the Licensee or the Notes.  S&P has no obligation to take the needs of the Licensee or the owners of the Notes into consideration in determining, composing or calculating the Index.  The Corporations are not responsible for and have not participated in the determination of the timing, prices, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash.  The Corporations have no liability in connection with the administration, marketing or trading of the Notes.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE INDEX OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN.  THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

“Standard & Poor’s®,” “S&P®” and “S&P GSCITM” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Morgan Stanley.  The Notes have not been passed on by the Corporations as to their legality or suitability.  The Notes are not issued, endorsed, sold or promoted by the Corporations. THE CORPORATIONS MAKE NO WARRANTIES AND BEAR NO LIABILITY WITH RESPECT TO THE NOTES.

Historical Information
The following table sets forth the published high and low Index Closing Values, as well as end-of-quarter Index Closing Values, of the Underlying Index for each quarter in the period from January 1, 2005 through August 13, 2010.  The related graph plots the daily Index Closing Values for the Underlying Index in the same period.  The Index Closing Value on August 13, 2010 was 475.7716. We obtained the information in the table and graph below from Bloomberg Financial Markets, without independent verification.  The Index Closing Value on each Review Date will be determined with reference to the official settlement price of the Underlying Index, as determined pursuant to “––Index Closing Value” above, rather than the prices published by Bloomberg Financial Markets on each such date.  The historical performance of the Underlying Index set out in the table and graph below should not be taken as an indication of its future performance, and no assurance can be given as to the Index Closing Value on any of the Review Dates.  If the Notes are not automatically called prior to maturity and if the Final Index Value has declined by more than the Buffer Amount from the Initial Index Value, you will lose some or all of your initial investment at maturity.  We cannot give you any assurance that the Notes will be called prior to maturity or that, if the Notes are not called, the Final Index Value will be at or above the Call Level so that at maturity you will receive a payment that is greater than the Stated Principal Amount of the Notes.  The Underlying Index may be, and has

recently been, volatile, and we can give you no assurance that the volatility will lessen.

S&P GSCITM Crude Oil Index – Excess Return
High and Low Index Closing Values and
End-of-Quarter Index Closing Values
January 1, 2005 through August 13, 2010
	High	Low	Period End
2005
First Quarter	1,156.8070	874.1246	1,115.3340
Second Quarter	1,152.9821	924.3841	1,049.7000
Third Quarter	1,256.3080	1,044.6010	1,178.8700
Fourth Quarter	1,165.1660	995.3702	1,058.4790
2006
First Quarter	1,175.3080	1,000.5370	1,091.9620
Second Quarter	1,207.3430	1,078.6040	1,150.8330
Third Quarter	1,204.5450	895.0938	929.9810
Fourth Quarter	902.1895	816.4962	837.8484
2007
First Quarter	853.0640	697.7788	850.9969
Second Quarter	851.9013	760.1390	841.7037
Third Quarter	1,000.4700	823.0434	985.7430
Fourth Quarter	1,207.2360	953.7872	1,180.7791
2008
First Quarter	1,362.4330	1,074.8590	1,267.7111
Second Quarter	1,754.7930	1,260.2230	1,752.1650
Third Quarter	1,818.3719	1,132.2070	1,251.8730
Fourth Quarter	1,225.6260	410.5384	517.9636
2009
First Quarter	566.8565	320.5859	412.6381
Second Quarter	561.7059	381.8113	534.2627
Third Quarter	544.6685	454.3173	513.8180
Fourth Quarter	588.4248	501.7565	554.1245
2010
First Quarter	580.7973	494.2745	575.7510
Second Quarter	596.9223	444.4116	480.7402
Third Quarter (through August 13, 2010)	521.3389	457.5391	475.7716

S&P GSCITM Crude Oil Index – Excess Return
Daily Index Closing Values
January 1, 2005 through August 13, 2010

Use of Proceeds and Hedging
The net proceeds we receive from the sale of the Notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the Notes through one or more of our subsidiaries.  The Original Issue Price of the Notes includes the Agents’ commissions (as shown on the cover page of this pricing supplement) paid with respect to the Notes and the cost of hedging our obligations under the Notes. Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase the Notes at any time in secondary market transactions will likely be significantly lower than the Original Issue Price, since secondary market prices are likely to exclude commissions paid with respect to the Notes and the cost of hedging our obligations under the Notes that will be included in the Original Issue Price. These secondary market prices are also likely to be reduced by the cost of unwinding the related hedging transactions. The cost of hedging includes the projected profit that our subsidiaries expect to realize in consideration for assuming the risks inherent in managing the hedging transactions. Our subsidiaries may realize a profit from the expected hedging activity even if investors do not receive a favorable investment return under the terms of the Notes or in any secondary market transaction.  In addition, any secondary market prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.  See also “Use of Proceeds” in the accompanying prospectus.

On or prior to the Pricing Date, we, through our subsidiaries or others, hedged our anticipated exposure in connection with the Notes by taking positions in swaps and futures contracts on the commodity contracts underlying the Underlying Index.  Such purchase activity could have increased the Initial Index Value, and, as a result, could have increased the Call Level at or above which the Index Closing Value must be on any of the Review Dates in order for the Notes to be automatically called prior to maturity or, if the Notes are not called prior to maturity, in order for the Payment at Maturity to exceed the Stated Principal Amount of the Notes.  In addition, through our subsidiaries, we are likely to modify our hedge position throughout the life of the Notes by purchasing and selling swaps and futures contracts on the commodity contracts underlying the Underlying Index or positions in any other available instruments that we may wish to use in connection with such hedging activities, including by selling any such instruments on one or more Review Dates.  We cannot give any assurance that our hedging activities will not affect the Index Closing Value and, therefore, adversely affect the value of the Notes, whether the Notes are called early, or the payment you will receive at maturity.

Supplemental Information Concerning Plan of Distribution
Under the terms and subject to the conditions contained in the U.S. distribution agreement referred to in the prospectus supplement under “Plan of Distribution,” the Agents, acting as principals for their own accounts, have agreed to purchase, and we have agreed to sell, the aggregate principal amount of Notes set forth on the cover of this pricing supplement. The Agents have agreed to act as placement agents for the Notes and will receive a fee from us that will not exceed $10.00 per Note. The Agents propose initially to offer the Notes directly to the public at the public offering price set forth on the cover page of this pricing supplement. After the initial offering of the Notes, the Agents may vary the offering price and other selling terms from time to time.

We expect to deliver the Notes against payment therefor in New York, New York on August 20, 2010, which will be the fifth scheduled Business Day following the date of this pricing supplement and of the pricing of the Notes.  Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three Business Days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade Notes more than three Business Days prior to the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

In order to facilitate the offering of the Notes, the Agents may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes.  Specifically, the Agents may sell more Notes than they are obligated to purchase in connection with the offering, creating a naked short position in the Notes for their own account.  The Agents must close out any naked short position by purchasing the Notes in the open market after the offering.  A naked short position in the Notes is more likely to be created if the Agents are concerned that there may be downward pressure on the price of the Notes in the open market after pricing that could adversely affect investors who purchase in the offering.  As an additional means of facilitating the offering, the Agents may bid for, and purchase, the Notes or the commodities contracts underlying the Underlying Index in the open market to stabilize the price of the Notes.  Any of these activities may raise or maintain the market price of the Notes above independent market prices or prevent or retard a decline in the market price of the Notes.  The Agents are not required to engage in these activities, and may end any of these activities at any time.

General

No action has been or will be taken by us, the Agents or any dealer that would permit a public offering of the Notes or possession or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus in any jurisdiction, other than the United States, where action for that purpose is required.  No offers, sales or deliveries of the Notes, or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus or any other offering material relating to the Notes, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agents or any dealer.

The Agents have each represented and agreed, and each dealer through which we may offer the Notes has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the Notes or possesses or distributes this pricing supplement and the accompanying prospectus supplement and prospectus and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the Notes under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the Notes.  We shall not have responsibility for the Agents’ or any dealer’s compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.

Brazil

The Notes have not been and will not be registered with the Comissão de Valores Mobiliários (The Brazilian Securities Commission).  The Notes may not be offered or sold in the Federative Republic of Brazil except in circumstances which do not constitute a public offering or distribution under Brazilian laws and regulations.

Chile

The Notes have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile.  No offer, sales or deliveries of the Notes or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus, may be made in or from Chile except in circumstances which will result in compliance with any applicable Chilean laws and regulations.

Hong Kong

No action has been taken to permit an offering of the Notes to the public in Hong Kong as the Notes have not been authorized by the Securities and Futures Commission of Hong Kong and, accordingly, no advertisement, invitation or document relating to the Notes, whether in Hong Kong or elsewhere, shall be issued, circulated or distributed which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong other than (i) with respect to the Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to professional investors within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (“SFO”) and any rules made thereunder or (ii) in circumstances that do not constitute an invitation to the public for the purposes of the SFO.

Mexico

The Notes have not been registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission and may not be offered or sold publicly in Mexico.  This pricing supplement and the accompanying prospectus supplement and prospectus may not be publicly distributed in Mexico.

Singapore

Each Agent and each dealer represents and agrees that it will not offer or sell the Notes nor make the Notes the subject of an invitation for subscription or purchase, nor will it circulate or distribute this pricing supplement or the accompanying prospectus supplement or prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, whether directly or indirectly, to persons in Singapore other than:

(a) an institutional investor (as defined in section 4A of the Securities and Futures Act (Chapter 289 of Singapore (the “SFA”));

(b) an accredited investor (as defined in section 4A of the SFA), and in accordance with the conditions, specified in Section 275 of the SFA;

(c)    a person who acquires the Notes for an aggregate consideration of not less than Singapore dollars Two Hundred Thousand (S$200,000) (or its equivalent in a foreign currency) for each transaction, whether such amount is paid for in cash, by exchange of shares or other assets, unless otherwise permitted by law; or

(d) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Benefit Plan Investor Considerations
Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), which we refer to as a “plan,” should consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before authorizing an investment in these Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan.

In addition, we and certain of our subsidiaries and affiliates, including MS & Co., may each be considered a “party in interest” within the meaning of ERISA or a “disqualified person” within the meaning of the Code with respect to many plans, as well as many individual retirement accounts and Keogh plans (also “plans”). ERISA Section 406 and Code Section 4975 generally prohibit transactions between plans and parties in interest or disqualified persons. Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if these Notes are acquired by or with the assets of a plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the Notes are acquired pursuant to an exemption from the “prohibited transaction” rules. A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of these Notes. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide an exemption for the purchase and sale of securities and the related lending transactions, provided that neither the issuer of the securities nor any of its affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of the plan involved in the transaction and provided further that the plan pays no more, and receives no less, than adequate consideration in connection with the transaction (the so-called “service provider” exemption). There can be no assurance that any of these class or statutory exemptions will be available with respect to transactions involving these Notes.

Because we may be considered a party in interest with respect to many plans, these Notes may not be purchased, held or disposed of by any plan, any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”) or any person investing “plan assets” of any plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited.  Any purchaser, including any fiduciary purchasing on behalf of a plan, transferee or holder of these Notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding thereof that either (a) it is not a plan or a plan asset entity, is not purchasing such Notes on behalf of or with “plan assets” of any plan, or with any assets of a governmental, non-U.S. or church plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code (“Similar Law”) or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding or disposition are not prohibited by ERISA or Section 4975 of the Code or any Similar Law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing these Notes on behalf of or with “plan assets” of any plan consult with their counsel regarding the availability of exemptive relief.

Each purchaser and holder of these Notes has exclusive responsibility for ensuring that its purchase, holding and disposition of the Notes do not violate the prohibited transaction rules of ERISA or the Code or any Similar Law. The sale of any of these Notes to any plan or plan subject to Similar Law is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.

United States Federal Taxation
Prospective investors should note that the discussion under the section called “United States Federal Taxation” in the accompanying prospectus supplement does not apply to the Notes issued under this pricing supplement and is superseded by the following discussion.

The following summary is a general discussion of the principal U.S. federal tax consequences of ownership and disposition of the Notes.  This discussion applies only to initial investors in the Notes who:

• purchase the Notes at their “issue price” and

• will hold the Notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).

This discussion does not describe all of the tax consequences that may be relevant to a holder in light of the holder’s particular circumstances or to holders subject to special rules, such as:

•	certain financial institutions;
•	insurance companies;
•	dealers and certain traders in securities, commodities or foreign currencies;
•	investors holding the Notes as part of a hedging transaction, “straddle,” wash sale, conversion transaction, integrated transaction or constructive sale transaction;
•	U.S. Holders, as defined below, whose functional currency is not the U.S. dollar;
•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;
•	regulated investment companies;
•	real estate investment trusts;
•	tax exempt entities, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code, respectively; or
•	persons subject to the alternative minimum tax.

As the law applicable to the U.S. federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which subsequent to the date of this pricing supplement may affect the tax consequences described herein.  Persons considering the purchase of the Notes should consult their tax advisers with regard to the application of the U.S. federal income tax laws to their particular situations and any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

General

Under current law, each Note should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes.

Due to the absence of statutory, judicial or administrative authorities that directly address the treatment of the Notes or instruments that are similar to the Notes for U.S. federal income tax purposes, no assurance can be given that the Internal Revenue Service (the “IRS”) or courts agree with the treatment described herein.  Accordingly, you should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the Notes (including possible alternative treatments of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.  Unless otherwise stated, the following discussion is based on the treatment of the Notes described above.

Tax Consequences to U.S. Holders

This section applies to you only if you are a U.S. Holder. As used herein, the term “U.S. Holder” means a beneficial owner of a Note that is, for U.S. federal income tax purposes:

• a citizen or resident of the United States;

• a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof; or

• an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

The term “U.S. Holder” also includes certain former citizens and residents of the United States.

Tax Treatment of the Notes

Tax Treatment Prior to Maturity. A U.S. Holder should not be required to recognize taxable income over the term of the Notes prior to maturity, other than pursuant to a sale, exchange or automatic call as described below.

Tax Basis. A U.S. Holder’s tax basis in the Notes should equal the amount paid by the U.S. Holder to acquire the Notes.

Sale, Exchange, Automatic Call or Settlement of the Notes at Maturity.  Upon a sale, exchange or automatic call of the Notes, or upon settlement of the Notes at maturity, a U.S. Holder should recognize gain or loss equal to the difference between the amount realized on the sale, exchange, automatic call or settlement and the U.S. Holder’s tax basis in the Notes sold, exchanged, automatically called or settled.  Subject to the discussion below about the possible application of Section 1258 of the Code, any gain or loss recognized upon sale, exchange, automatic call or settlement of a Note should be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year at such time, and short-term capital gain or loss otherwise.

Possible Application of Section 1258 of the Code

It is possible that an investment in the Notes could be treated as a “conversion transaction” under Section 1258 of the Code.  A conversion transaction is a transaction marketed or sold as producing capital gains and from which substantially all of the taxpayer’s expected return is attributable to the time value of the taxpayer’s net investment.  If an investment in the Notes were treated as a conversion transaction, the gain from the sale, exchange, automatic call or settlement of the Notes would be treated as ordinary income to the extent of the “applicable imputed income amount.”  The “applicable imputed income amount” is an amount equal to the amount of interest that would have accrued on the taxpayer’s net investment in the conversion transaction (i.e., the amount paid by the U.S. Holder to acquire the Notes) for the period ending on the date of sale, exchange, automatic call or settlement at maturity at a rate equal to 120 percent of the applicable federal rate.  U.S. Holders should consult their tax advisers regarding the possible application of Section 1258 of the Code to the Notes.

Possible Alternative Tax Treatments of an Investment in the Notes

Due to the absence of authorities that directly address the proper characterization of the Notes, no assurance can be given that the IRS will accept, or that a court will uphold, the treatment described above.  In particular, the IRS could seek to analyze the U.S. federal income tax consequences of owning the Notes under Treasury regulations governing contingent payment debt instruments (the “Contingent Debt Regulations”).

If the IRS were successful in asserting that the Contingent Debt Regulations applied to the Notes, the timing and character of income thereon would be significantly affected.  Among other things, a U.S. Holder would be required to accrue original issue discount on the Notes every year at a “comparable yield”

determined at the time of their issuance. Furthermore, any gain realized by a U.S. Holder at maturity or upon a sale, exchange or other disposition of the Notes would be treated as ordinary income, and any loss realized at maturity would be treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount, and as capital loss thereafter. The risk that buffered securities would be recharacterized, for U.S. federal income tax purposes, as debt instruments giving rise to ordinary income, rather than as an open transaction, is higher than with other commodity-linked securities that do not provide for the return of principal.

Even if the Contingent Debt Regulations do not apply to the Notes, other alternative federal income tax treatments of the Notes are also possible, which if applied could also affect the timing and character of the income or loss with respect to the Notes.  It is possible, for example, that a Note could be treated as a unit consisting of a loan and a forward contract, in which case a U.S. Holder would be required to accrue original issue discount as income on a current basis.  Accordingly, prospective investors should consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the Notes.

On December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge; and appropriate transition rules and effective dates.  While it is not clear whether instruments such as the Notes would be viewed as similar to the prepaid forward contracts described in the notice, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect.  U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Notes, including possible alternative treatments and the issues presented by this notice.

Backup Withholding and Information Reporting

Backup withholding may apply in respect of the amounts paid to a U.S. Holder, unless such U.S. Holder provides proof of an applicable exemption or a correct taxpayer identification number, or otherwise complies with applicable requirements of the backup withholding rules. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the U.S. Holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS. In addition, information returns will be filed with the IRS in connection with payments on the Notes and the proceeds from a sale, exchange or other disposition of the Notes, unless the U.S. Holder provides proof of an applicable exemption from the information reporting rules.

Tax Consequences to Non-U.S. Holders

This section applies to you only if you are a Non-U.S. Holder. As used herein, the term “Non-U.S. Holder” means a beneficial owner of a Note that is, for U.S. federal income tax purposes:

• an individual who is classified as a nonresident alien;
• a foreign corporation; or
• a foreign trust or estate.
The term “Non-U.S. Holder” does not include any of the following holders:

•     a holder who is an individual present in the United States for 183 days or more in the taxable year of disposition and who is not otherwise a resident of the United States for U.S. federal income tax purposes;

• certain former citizens or residents of the United States; or
• a holder for whom income or gain in respect of the Notes is effectively connected with the conduct of a trade or business in the United States.

Such holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Notes.

Tax Treatment upon Sale, Exchange, Automatic Call or Settlement of a Note

Assuming the treatment of the Notes as set forth above is respected, a Non-U.S. Holder of the Notes will not be subject to U.S. federal income or withholding tax in respect of amounts paid to the Non-U.S. Holder.

If all or any portion of a Note were recharacterized as a debt instrument, any payment made to a Non-U.S. Holder with respect to the Note would not be subject to U.S. federal withholding tax, provided that:

• the Non-U.S. Holder does not own, directly or by attribution, ten percent or more of the total combined voting power of all classes of our stock entitled to vote;
• the Non-U.S. Holder is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership;

• the Non-U.S. Holder is not a bank receiving interest under Section 881(c)(3)(A) of the Code; and
• the certification requirement described below has been satisfied with respect to the beneficial owner.

The certification requirement referred to in the preceding paragraph will be fulfilled if the beneficial owner of a Note (or a financial institution holding a Note on behalf of the beneficial owner) furnishes to us an IRS Form W-8BEN, in which the beneficial owner certifies under penalties of perjury that it is not a U.S. person.

On December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  While it is not clear whether instruments such as the Notes would be viewed as similar to the prepaid forward contracts described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues might affect the withholding tax consequences of an investment in the Notes, possibly with retroactive effect.  Non-U.S. Holders should note that we currently do not intend to withhold on any payments made with respect to the Notes to Non-U.S. Holders (subject to compliance by such holders with certification necessary to establish an exemption from backup withholding).  However, in the event of a change of law or any formal or informal guidance by the IRS, Treasury or Congress, we may decide to withhold on payments made with respect to the Notes to Non-U.S. Holders, and we will not be required to pay any additional amounts with respect to amounts withheld.  If you are a Non-U.S. Holder, you should consult your tax adviser regarding the U.S. federal withholding and income tax consequences of an investment in the Notes, including possible alternative treatments and the issues presented by the notice.

U.S. Federal Estate Tax

Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Notes are likely to be treated as U.S. situs property subject to U.S. federal estate tax.  Prospective investors that are non-U.S. individuals, or are entities of the type described above, should consult their tax advisers regarding the U.S. federal estate tax consequences of an investment in the Notes.

Backup Withholding and Information Reporting

Information returns may be filed with the IRS in connection with the payment on the Notes at maturity as well as in connection with the proceeds from a sale, exchange or other disposition of the Notes.  A Non-U.S. Holder may be subject to backup withholding in respect of amounts paid to the Non-U.S. Holder, unless such Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person for U.S. federal income tax purposes or otherwise establishes an exemption.  Compliance with the certification procedures described above under “―Tax Treatment upon Sale, Exchange, Automatic Call or Settlement of a Note” will satisfy the certification requirements necessary to avoid the backup withholding as well.  The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability.